Consent of Independent Registered Public Accounting Firm

Greenlight Capital Re, Ltd.
Grand Cayman, Cayman Islands
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated March 8, 2022, relating to the consolidated financial statements and the effectiveness of Greenlight Capital Re, Ltd.’s internal control over financial reporting, of Greenlight Capital Re, Ltd. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

/s/BDO USA, P.A.
Grand Rapids, Michigan
July 31, 2023

BDO USA, P.A., a Delaware professional service corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.